April 28, 2025

Bart O. Caraway
Chief Executive Officer
Third Coast Bancshares, Inc.
20202 Highway 59 North, Suite 190
Humble, TX 77338

       Re: Third Coast Bancshares, Inc.
           Registration Statement on Form S-3
           Filed April 18, 2025
           File No. 333-286632
Dear Bart O. Caraway:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Mike Keeley, Esq.